EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Electro-Catheter Corporation

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

Our report dated October 30, 1998, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a net capital deficiency and has limited working capital resources, which raise substantial doubt about its ability to continue as a going concern. The financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.


                                      /S/KPMG PEAT MARWICK LLP
                                      ---------------------
                                         KPMG Peat Marwick LLP


Short Hills, New Jersey
November 10, 1998